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                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING
(Mark One)

[X] FORM 10-K
[ ] FORM 20-F
[ ] FORM 11-K
[ ] FORM 10-Q
[ ] FORM N-SAR

                      For the year ended December 31, 1999

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR

                For the transition period from ______ to _______

                         Commission File Number 1-10418


                              UNITED MEDICORP, INC.
             (Exact Name of Registrant as Specified in its Charter)


              DELAWARE                                 75-2217002
    (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)               Identification No.)

     10210 North Central Expressway
              Suite 400
            Dallas, Texas                                 75231
(Address of principal executive offices)               (Zip Code)

       Registrant's Telephone Number, Including Area Code: (214) 691-2140




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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof [ ] will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to limited resources as a result of significant revenue reductions in the fourth quarter of 1999 and the first quarter of 2000, Form 10-K for the year ended December 31, 1999 could not be filed by March 30, 2000 without unreasonable expense and jeopardy to the Company.

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


        R. Kenyon Culver                         (214) 360-4469
            (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be a significant change in results of operations in 1999 as compared to 1998 primarily due to the discontinuance of the operations of Allied Health Options, Inc. ("AHO"), effective June 30, 1999, the filing by AHO on October 14, 1999 of a voluntary petition in the United States Bankruptcy Court for the Northern District of Texas to liquidate pursuant to Chapter 7 of Title 11 of the United States Bankruptcy Code, and the resulting gain on disposal of AHO.






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The following table presents selected consolidated financial data for and as of each of the five years ended December 31, 1999. The financial data presented for and as of each of the four years ended December 31, 1998 has been derived from audited financial statements. The financial data presented for and as of the year ended December 31, 1999 has been derived from unaudited financial statements and is presented with the deconsolidation of AHO effective October 14, 1999.

                                                                 YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------------------------
                                           1999           1998            1997           1996            1995
                                      ------------    ------------    ------------   ------------   ------------
STATEMENTS OF OPERATIONS DATA
Revenues                              $  3,158,341    $  4,178,009    $  2,803,001   $  2,025,338      1,986,233
Wages and benefits                       2,160,936       2,664,664       1,900,182      1,171,721      1,499,038
Selling, general and administrative        617,003         815,431         492,607        422,119        467,397
Depreciation and amortization              108,137          87,265         106,783        105,638        126,807
Professional fees                           68,138          44,784          54,188         78,813         82,794
Other                                      226,088         166,922          88,492        127,833         95,942
                                      ------------    ------------    ------------   ------------   ------------
Net income (loss) from
      continuing operations                (21,961)        398,913         160,749        119,214       (285,745)
Loss from discontinued
      operations - AHO                  (3,050,561)       (230,967)             --             --             --
Gain on disposal of discontinued
      operations - AHO                   2,234,874              --              --             --             --
                                      ------------    ------------    ------------   ------------   ------------
Net income (loss)                     $   (837,648)   $    167,946    $    160,749   $    119,214   $   (285,745)
Basic earnings (loss) per common
      share (1):
      Continuing operations           $     (.0008)   $     0.0142    $     0.0059   $     0.0045   $    (0.0109)
      Discontinued operations - AHO         (.0283)        (0.0082)             --             --             --
                                      ------------    ------------    ------------   ------------   ------------
      Net income (loss)               $     (.0291)   $     0.0060    $     0.0059   $     0.0045   $    (0.0109)
Weighted average shares
      outstanding                       28,739,332      27,910,217      27,178,504     26,310,217     26,310,217

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(1)  In 1997, the Company adopted Statement of Financial Accounting Standards
     No. 128, "Earnings per Share," and has retroactively restated all periods presented.

                                                                   As of December 31,
                                       ---------------------------------------------------------------------
                                           1999           1998           1997          1996         1995
                                       -----------    -----------    -----------   -----------   -----------
BALANCE SHEET DATA
Working capital (deficit)              $  (177,240)   $  (747,984)   $   331,552   $   104,903   $   (40,390)
Net assets of
    discontinued operations - AHO               --      1,251,119             --            --            --
Total assets                               612,420      2,004,373      1,005,600       523,647       439,058
Long term debt including
    capital leases                         110,070         44,973         84,368       100,344       138,565
Total debt including capital leases        159,618        312,587        137,539       137,206       171,052
Net liabilities of
    discontinued operations - AHO              --        733,403             --            --            --
Total liabilities                          647,267      1,321,571        558,169       396,452       428,078
Total stockholders' equity (deficit)   $   (34,847)   $   682,802        447,431   $   127,195         7,980






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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                             UNITED MEDICORP, INC.
                                  (Registrant)




By: /s/ R. Kenyon Culver                                  Date: March 30, 2000
   -----------------------------------------------              --------------
        R. Kenyon Culver
        Vice President and Chief Financial Officer
          (Principal Accounting Officer)








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